

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Anastasia Shishova
Chief Executive Officer
Graystone Company, Inc.
401 E. Las Olas Blvd #130-321
Fort Lauderdale, FL 33301

> **Re: Graystone Company, Inc.**
> **Post Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed April 21, 2021**
> **File No. 024-11421**

Dear Ms. Shishova:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services